Exhibit 99.1

Stellantis to Announce Full Year 2023 Results on February 15

AMSTERDAM, January 18, 2024 - Stellantis N.V. announced today that its Full Year 2023 Results will be released on Thursday, February 15, 2024.

A live webcast and conference call of the Full Year 2023 Results will begin at 2:00 p.m. CET / 8:00 a.m. EST on Thursday, February 15, 2024.

The related press release and presentation material are expected to be posted under the Investors section of the Stellantis corporate website at www.stellantis.com at approximately 8:00 a.m. CET / 2:00 a.m. EST on Thursday, February 15, 2024.

Details for accessing this presentation are available under the Investors section of the Stellantis corporate website at www.stellantis.com. For those unable to participate in the live session, a recorded replay will be accessible on the Company’s corporate website (www.stellantis.com).

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About Stellantis

Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, while creating added value for all stakeholders. For more information, visit www.stellantis.com

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com